PART II



OFFERING MEMORANDUM DATED MARCH 31, 2023

Sweater Inc.
520 Mount Rainier St.,
Berthoud, Colorado 80513
www.sweaterventures.com

SPV Interests Representing
Up to $5,000,000 of SAFE Notes and shares of Preferred Stock into which they may convert.

Minimum Investment Amount: $1,000

Sweater Inc., is offering up to $5,000,000 worth of SAFE Notes and the shares of preferred stock into which they may convert into. The investment will be made through Sweater Inc Community SPV1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 30, 2023. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Memorandum, the terms "Sweater", "we", "us", "our", or "the company" refer to Sweater, Inc. and our subsidiary, Sweater Industries LLC, on a consolidated basis. The terms "Sweater Industries" or "our registered investment advisor" refers to Sweater Industries LLC.

THE COMPANY AND ITS BUSINESS

Overview

Sweater Inc. is a C Corporation and was originally registered on October 28, 2019 under the name Sweater LLC, and converted to a Delaware corporation on January 18, 2022. The purpose of the company is to manage and operate the Sweater Cashmere Fund (the "Cashmere Fund" or the "fund"), a closed end interval fund through its subsidiary, Sweater Industries LLC, a Registered Investment Advisor.

The company's headquarters are in Berthoud, Colorado and began operation in April 2021.

The SPV, Sweater Inc Community SPV1, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities. Investments in this offering will be made through Sweater Inc Community SPV1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Mission

Sweater Inc. is a fintech company that aims to democratize access to venture capital by opening the venture capital asset class to the general public.

Sweater's vision is to pool money from millions of regular people into a world-class venture fund, wisely deploying that capital into startups that shape the world we live in. Our belief is that every founder should be able to build their vision, and every person should be able to support the startups that create the next generation of influence and wealth.

Our Business

Through our registered investment advisor, we operate and manage a venture fund, the Cashmere Fund. Venture funds are generally funds that allow accredited investors to invest in private companies.   Through our mobile app, retail investors are able to invest alongside accredited investors.

Sweater acquires investors through direct to consumer channels to invest into its fund via its mobile app. Pricing is tied to management fees associated with AUM (assets under management) at the annual rate of 2.50% of the average daily net assets of the fund. Additional funds may be added to the ecosystem in the future as the initial fund gains sufficient traction.

Our Competition

Sweater operates within a unique niche in between venture capital funds and publicly offered funds. Retail consumers cannot place money into traditional VC funds, so from their perspective Sweater competes with alternative investing options such as mutual funds and real estate. On the investing side, we do compete directly with other VC funds for the best opportunities. Our barriers to entry include our unique technology stack that enables us to act at scale, our proprietary deal flow, and our engaged community.

Market Overview

The venture capital asset class raised over $128B in 2021 and over $150B in 2022 so far through September. While that money and impact is substantial, the venture capital funds that raise those dollars can only do so from fully accredited investors and qualified purchasers. We believe that Sweater is one of the first venture capital fund that allows anyone to invest, regardless of accreditation status. As of November 14, 2022, the Sweater Cashmere Fund, which is Sweater Inc.'s flagship fund, has over 5,000 Members and has already raised over $10M and has invested in 15 startups and 3 VCs funds. The company has subsequently invested in 2 additional entities. Sweater has over 75,000 other individuals throughout its ecosystem as prospective members on the app, in email nurturing groups, and on its social channels.

Highlights & Milestones

- In April 2022, the registration for our fund was declared effective by the SEC after an 11 month long application process.
- In June 2022, our mobile app was launched publicly and has since acquired over 17k account holders, and 5000 members who have invested into the fund.
- To date, our fund has made 22 investments (including two follow-on investments).

Employees

The company currently has 30 full-time employees and no part-time employees.

Regulation

Both the Sweater Industries LLC and the Sweater Cashmere Fund are regulated entities. Sweater Industries LLC is a registered investment advisor, and the fund is non-listed Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that operates as an "interval fund."

As they are regulated entities we need to comply with SEC rules, including audit requirements as well as ongoing licensing in order for its subsidiary to maintain its status as a registered investment advisor and ongoing reporting requirements for the fund with the SEC including monthly reports, annual reports and certain ongoing updates (e.g., filings related to beneficial ownership, etc.). The advisor also has stringent requirements to make sure that the fund is able to qualify as a a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), including the requirements that fund distribute at least 90% of its annual net taxable income, if any, to its shareholders.

Intellectual Property

Sweater holds a pending trademark application for its name and a variety of sub-categories, including those related to its advisor and fund.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases property at the building its headquarters are located. It currently has a two year lease ending in May 2023. See Note 6 of its Financial Statements.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is new and has limited operating history.

The company was formed as an LLC in 2019 and converted to a Delaware corporation in 2022. We have limited business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering membership interests representing SAFE Notes in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We operate in a highly regulated industry.
We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Sweater Industries LLC is a registered investment advisor, and our fund is registered under the 1940 Investment Company Act. Our advisor both in its day-to-day operations in the management of the fund has to comply with stringent regulations, and the operation of our fund exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines.   Some of the restrictions and rules applicable to our subsidiary and our fund could adversely affect and limit some of our business plans of other parts of our business.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in our platform. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel, including those who have investment expertise, skill, and network of business contacts needed to make the fund successful and thereby help us succeed. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with startups, who could potentially be portfolio companies of the fund. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Sweater and its providers are vulnerable to hackers and cyber attacks.

With the increased use of technologies such as the Internet to conduct business, the company (including our App), the fund, and other service providers are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of our company, the App, or other of our service providers (including, but not limited to, fund accountants, custodians, transfer agents and administrators), and the issuers of securities in which the fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the fund's ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the company has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers. As a result, the company and your investment could be negatively impacted.

The App, through its third-party hosting facilities, will electronically store investors' bank information, social security numbers, and other personally identifiable sensitive data that is submitted through the App. Similarly, certain our service providers, including the fund's administrator, may process, store, and transmit such information. The company has procedures and systems in place that it believes are reasonably designed to protect this sensitive information and prevent data losses and security breaches. However, these measures cannot provide absolute security. Any accidental or willful security breach or other unauthorized access could cause shareholder's (both ours and our funds) secure information to be stolen and used for criminal purposes, and shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities we use may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach, whether actual or perceived, could harm our reputation and that of our fund, resulting in the potential loss of investors and adverse effect on the value of your investment.

We face significant competition in the venture capital market, as well as in the FinTech Market.

Sweater will be competing with other investment companies, investment funds (including private venture capital funds), and institutional investors in making private investments. Many of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than the Fund. Some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. The Fund may lose investment opportunities if it is unable to match its competitors' pricing, terms, and structure. Furthermore, many competitors are not registered investment companies and are thus not subject to the regulatory restrictions that the Investment Company Act imposes on the Fund. As a result of this competition, the Fund may not be able to pursue attractive private investment opportunities from time to time.

Epidemics, Pandemics, and Public Health Issues. Our business activities as well as the activities of the fund and its operations and investments could be materially adversely affected by outbreaks of disease, epidemics and public health issues in in the United States and globally.

In particular, a respiratory disease caused by a novel coronavirus, or COVID-19, has spread and is currently spreading rapidly around the world since its initial emergence in December 2019. This pandemic has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general concern and uncertainty. The impact of this pandemic, and other pandemics and epidemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general in ways that cannot necessarily be foreseen at the present time. In addition, the impact of infectious diseases in developing or emerging market countries may be greater due to less established health care systems. Health crises caused by the novel coronavirus pandemic may exacerbate other pre-existing political, social and economic risks in certain countries. The impact of the pandemic may last for an extended period of time.

Risks Related to the Securities

Voting control is in the hands of a few large stockholders.
Voting Control is concentrated in the hands of a small number of shareholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. Further, the company Company's Investor Rights Agreement, the Company cannot undertake certain actions without the affirmative vote of a Preferred Director. These corporate actions include making loans or guarantees, incurring certain amounts of debt, sell or encumber material technology or intellectual property, or enter into strategic relationships involving payment, certain contribution or assignment by the Company of money or assets.

Holders of our Preferred Stock, Jesse Randall and Chad Lewkowski are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the Company's Preferred Stock, the board, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. If the SAFE note gets in converted into shares, those shares may be subject to those rights your interest in the company may be sold regardless of whether you believe the transaction is the best or highest value for your investment, and regardless of whether you believe the transaction is in your best interests.

Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the Company that is not made available to the Company's other stockholders pursuant to the Company's Investor Rights Agreement, including quarterly unaudited financial statements.

The Company's Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Our valuation and our offering price have been established internally and are difficult to assess.
Sweater, Inc. has set the valuation of its company internally. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

A SAFE is very different from traditional common stock and it is important to understand these differences in order to make an informed investment decision that is right for you.
A SAFE is an agreement between you, the investor, and the company in which the company generally promises to give you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe." It is important for you to keep the following in mind when investing in a SAFE:

- SAFEs are not common stock and do not represent a current equity stake in the company in which you are investing. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE Note, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if-and only if-a triggering event occurs.

- Our SAFE Note may only convert to equity if certain triggering events occur, and then only at the election of the company.
- There may be scenarios in which the triggers are not activated and the SAFE Note is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it is not acquired by another company, then the conversion of the SAFE may never be triggered.

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks you may want to consider before investing in this Offering. Our SAFE Notes may never convert into equity or result in payments to investors.

There is no current market for any shares of the company's stock.
There is no formal marketplace for the resale of the company's securities. Should the SAFE convert to an equity stake, iInvestors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The company has no plans to list any of its shares on any OTC or similar exchange.

SAFEs do not represent current equity stakes in the company so do not have voting rights.
Investors in this offering will not be able to vote with their SAFE note as they do not represent ownership in the company.

SAFEs are not common or preferred stock and you are not getting an equity stake in return for your investment.
SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may only convert to equity if – and only if – a triggering event occurs.
The company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the company may never undergo a liquidity event such as a sale of the company or an initial public offering. If neither the conversion of the securities nor a liquidity event occurs, Investors could be left holding the securities in perpetuity.

We have not assessed the tax implications of using the SAFE Note.
The SAFE Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors in our securities, will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future and current fundraising may affect the rights of investors.
In order to expand, the company may raise funds in private placements and is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

You will not be investing directly into the company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Sweater Inc Community SPV1 and with the money you pay, it will buy our convertible notes by becoming a member of Sweater Inc Community SPV1. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Jesse Randall	CEO	November 2019	Full time
Chad Lewkowski	CIO	November 2019	Full time
Matthew Klein	CXO	July 2021	Full time
Emma Clark	COO	November 2021	Full time
Directors:			
Jesse Randall	Chairman	November 2019	
Chad Lewkowski	Director	November 2019	
Fong Wa Chun	Director	January 2022	
David Wieland	Director	January 2022	
Ashley Ebersole	Director	September 2022	
Significant Employees:			
Jaron Jones	CTO	October 2021	Full time

Jesse Randall, Chief Executive Officer & Chairman
Jesse is the Founder and CEO of Sweater. His passion for startups, venture capital, and entrepreneurship drive him to serve other founders and shape the future that we all participate in. After obtaining an MBA from the Thunderbird School of Global Management and a Master's of Environmental Policy from the Vermont Law School, Jesse chose to learn the world of venture capital through starting and running a software startup accelerator, working with over 200 companies. He enjoys endurance sports and spending time in the mountains with his family.

Recent Employment: CEO at Sweater Inc, 2018 - Current; Owner at DripDrip LLC, 2016-2020; Owner at Deviant Strategy LLC, 2017-2020

Chad Lewkowski, President and Chief Investment Officer

Chad is the Co-Founder, President and Chief Investment Officer of Sweater. Prior to Co-Founding Sweater, Chad spent nearly 14 years at Citigroup, and more recently as a Co-Founder of the Boulder based fintech, Neat Capital. In addition to his work in the banking and fintech space, Chad has served as a venture scout and has been an active angel investor. He also serves as a mentor and advisor to many early-stage companies. In his spare time, he enjoys mountain biking, skiing and surfing with his wife and two daughters.

Recent Employment: President at Sweater Inc, 2020 - Current; Owner Harpy Eagle Partners, 2017 - Current

Jaron Jones, CTO

Jaron Jones is the CTO at Sweater. Jaron has a passion for startups, launching new products, and scaling them. He is a seasoned and progressive technology leader with more than twenty years of building software and leading technical teams. Jaron received a B.S. in Information Technology from Utah Valley State College and an MBA from Utah State University. While at SoFi Jaron led teams through a period of high growth that touched the entire suite of financial products (personal loans, student loans, mortgage, invest, and SoFi at Work) and helped grow the platform to 3M+ SoFi Members during his tenure. At Amazon, Jaron led the marketing tech team for Amazon Devices (e.g. Ring, Echo, Kindle, and FireTV) that enabled product marketers to automate the placement of products and promotions on the front page of amazon.com, build product detail pages, storefronts, and much more. The automated tooling was successful and product teams from across Amazon (retail, Fresh, Prime, and others) and other marketplaces (EU, Japan, Canada, Mexico, Australia, and South America) were able to scale and help drive the impressive growth at Amazon over the course of the pandemic during 20020 and 2021. In his spare time he enjoys time with family and anything in the great outdoors

Recent Employment*: CTO at Sweater Inc, 2021 - Current; SDE at Amazon, 2020 - 2021; Director of Engineering at SoFi 2017 - 2020

Matthew Klein, CXO

Matthew is Sweater's resident authority on everything direct-to-consumer (DTC). After leaving Florida State University to pursue entrepreneurship, Matthew spent the last two decades at the forefront of the DTC movement, most recently scaling the fastest growing SaaS platform for product development and design— Backbone PLM—as their co-founder and CEO. A techstars mentor and contributing editor for WWD and Forbes, Matthew specializes in unlocking the potential behind big ideas. He's a champion of anything consumer-touching, leading Sweater's world class experience team and optimizing their growth marketing strategy. As a member of the Sweater Cashmere Fund investment committee, he plays an integral role in the investment making process, voting on every investment the fund makes. In addition, Matthew is responsible for building out the Strategic Wealth Division at Sweater, which focuses on high net worth individuals, family offices, advisors, and institutional investors. He continues to keep a pulse on the latest consumer and SaaS digital trends.

Recent Employment: CXO & Co Founder, Sweater Inc 2021-current; CEO, Backbone PLM Inc 2014-2020

Emma Clark, COO

As COO of Sweater, Emma is responsible for building the processes and systems needed to support Sweater's growth as well as leading multiple functions across the organization. With more than 10 years of experience in Fintech across operations, strategy, product and analytics, she is skillful at translating long term vision into day-to-day operations and thrives on building fantastic teams to support that vision.

Prior to joining Sweater, Emma was a member of the executive team at subscription payment platform Recurly. She served as Chief of Staff and Head of Business Operations during the company's growth stage and led efforts through the company's acquisition. After earning a BA from Duke University, Emma began her career at JPMorgan Chase before finding her passion for high growth startups. She enjoys fostering the startup community in Sweater's home base of Boulder, CO and can be found paragliding and hiking with her family on the weekends.

Recent Employment: COO, Sweater Ventures - 2021 - Present; Head of BizOps & Chief of Staff, Recurly 2015-2021; Product Management, JPMC 2012- 2015

Fong Wa Chung
As Head of Venture Capital at Akuna Capital, Fong Wa is responsible for all activities related to Akuna's venture investments. Prior to joining Akuna Capital, Fong Wa held founder/operator roles at GoCharlie.ai and Jetson, both early-stage startups in the AI space. She also worked in private capital raising roles at Barclays and Advantage Capital. Fong Wa holds an MBA from the University of Chicago and a BA from the University of Pennsylvania.

Recent Employment: Head of Venture Capital, Akuna Investments - 2021- Present; Co-Founder, GoCharlie.AI – 2020- 2021; Chief Operating Officer, Jetson 2019-2020.

David Wieland
David Wieland is a member of Sweater's Board of Directors. David is the co-founder and managing partner at Motivate Ventures, a fintech and enterprise saas focused venture capital firm based in Chicago. Prior to founding Motivate, David started and sold several technology startups including InterviewStream, PowerSurge Technologies, and InnFlux. David received his BA in Philosophy, Government from Notre Dame and his MBA from Northwestern University's Kellogg school of business.

Recent Employment: Co-Founder and Managing Partner, Motivate Ventures - 2019- Present

Ashley Ebersole
Ashley Ebersole is a longtime legal advisor and thought leader in the securities and fintech spaces. He currently serves as Chief Legal Officer and General Counsel of ZeroEx Labs, a leading blockchain infrastructure company in the distributed exchange space. Prior to ZeroEx, Ashley was a partner at global firm Bryan Cave Leighton Paisner and a principal member of the fintech practice, advising clients - Sweater included - regarding federal and state financial regulatory laws. Prior to BCLP, Ashley spent five years as Senior Counsel at the SEC, serving on its various fintech working groups. Before the SEC, he was an Associate at Skadden for six years.

Prior to entering the legal field, Ashley was an investment banker at Salomon Smith Barney, where he negotiated and executed transactions with total value in excess of $2 billion. He later worked as an executive at an online content company with responsibility for designing and executing its commercial and promotional activities. Ashley graduated cum laude from Amherst College, and earned his law degree from Vanderbilt Law School, after which he clerked for federal judges on the US District Court for the Eastern District of Virginia, and US Court of Appeals for the Sixth Circuit.

Recent Employment: General Counsel, 0x Labs 2022- Present; Partner, Bryan Cave Leighton Paisner LLP 2019-2022

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 19, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Jesse Randall*	546,191	45%

*134,409 shares are currently subject to vesting under a stock restiction agreement. Under the agreement, 11,765 shares vest monthly, and Mr. Randall's shares will be fully vested on January 1, 2024.

The following table describes our capital structure as of December 19, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	1,487,080	694,491	135,189	657,400
Preferred Stock	534,965	515,874	0	19,091

*Options that are unissued, but authorized (pre-financing)

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs	$25,000	$150,000
Marketing & Growth	$0	$1,500,000
Technology	$0	$1,200,000
Team Growth	$0	$1,000,000
Fund Ops	$0	$650,000
Office and Overhead	$0	$500,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by TaxDrop LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

The following discussion includes information based on our unaudited operating data for 2022 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Overview

The company began operations in June 2021 and began receiving revenue in June 2022 with the launch of its App and fund. Prior to the launch, the company's activities consisted of formation activities, capital raising efforts, and its subsidiary becoming a registered investment advisor.

Results of Operations

Total operating expenses consist of general and administrative, facilities, and advertising and marketing. For the fiscal year ended December 31, 2021 total operating expenses were $2,273,698.

As a result of being pre-revenue, the company incurred a net loss of $2,274,270 for the period ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2021, the company's cash on hand was $625,109. The company's operations have been financed to date by contributions from members and the issuance of SAFEs. In 2022, the company raised $12,387,098, which it is using to fund its operations. As of December 19, 2022, the company has approximately $4,985,000 cash on hand.

The company expects that the net proceeds of a maximum offering, in addition to its successful SAFE raise will satisfy the company's cash requirements for the next 12 months, given its current monthly burn rate of approximately $750,000. In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations, they may need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowing and the sale of its securities including in private placements.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the company. Even if the company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Indebtedness

The company does not currently have any debt.

Trends

We believe that consumer have taken investment management into their own hands. Apps from the likes of Acorns to Robinhood to Yieldstreet are enabling everyday people to take their investments into their own hands and own the entire process. We believe that Sweater is one of first companies to do this for Venture Capital.

RELATED PARTY TRANSACTIONS

The company has not undertaken any related party transactions.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2021, the company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,769,583 under Rule 506(b) of Regulation D. The proceeds were used for completing the SEC registration process, building out a waitlist, and establishing the initial team.
- In 2022, the company issued SAFEs totaling $12,387,098 under Rule 506(b) of Regulation D. The proceeds were used for building the mobile application, marketing of the company, building out an investment team, and providing staffing for roles from Fund Administration to Member Support.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the Sweater's Certificate of Incorporation, as amended, and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation, as amended, our Bylaws, the SAFE Note, the Voting Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and applicable provisions of the Delaware General Corporation Law.

Sweater is offering up to $5,000,000 and a minimum of $25,000 worth of membership interests in its SAFE Notes and the shares of preferred stock into which they may convert. The investment will be made through Sweater Inc Community SPV1 LLC , a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The minimum investment per investor is $1,000.

Crowdfunding SPV

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the SAFE Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the SAFE Notes (and the shares into which they convert) as if they had invested directly with the company.

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). If there is a "equity financing" (the sale of our preferred stock at a fixed price), the SAFEs will automatically convert into the preferred stock. The preferred stock will have identical rights, privileges, preferences and restrictions as the shares of preferred stock sold in the financing, other than with respect to the liquidation preference and any specific dividend rights will be adjusted for the discount to the share price.

In the event of a change of control of the company (such as an acquisition of the company), a direct listing or an initial public offering ("IPO") prior to the equity financing, the investors would be entitled to payment, to the extent available, see below for more details.

Terms of the SAFE Notes

The terms of the SAFE Note provide for an automatic conversion in the event we undertake a future equity financing of preferred stock at a fixed price with identical terms to those sold in such future equity financing except that such shares will have an adjusted liquidation preference amount and basis for dividend rights. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Discount Price" means the lowest price per share of preferred stock sold in the qualified equity financing multiplied by the Discount Rate.

"Discount Rate" – means the percentage at which the per share price of a future Preferred Stock financing will be multiplied by to determine the per share price for holders of SAFEs. For this offering the amount is 90%.

"Dividend Amount"– means   the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) price per share equal to the fair market value of the common stock multiplied by the discount rate.

"Purchase Amount" – means the amount invested by each investor (aggregated through the SPV) in this offering.

Procedure for Conversion

Investors in the SAFE note will receive a number of shares of Preferred Stock equal to the Purchase Price divided by the Discount Price.

Cash upon certain Liquidity Events

In the event of a change of control of the company (such as an acquisition of the company), a direct listing or an initial public offering ("IPO"), the investors would be entitled to payment, to the extent available, equal to the greater of the amount invested or an amount equal to what they would have received if the SAFE Note had be converted to shares of common stock based on the fair market value at the time of the event and reflecting the Discount Rate.

Right to Distribution upon Liquidation

If the company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities converting the SAFEs, holders of membership interests in the SAFE would be entitled to payment on par with holders of the company's preferred stock and other SAFEs.

Dividend Rights

If the company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while the SAFE is outstanding, the company will pay the Dividend Amount to investors in membership interests of the SAFE at the same time.

Voting Rights

There are no voting rights associated with the SAFEs. If, and when, the SAFEs are converted, holders of membership interests will be entitled to any votes associated with the underlying shares.

General

The company is authorized to issue is 1,487,080 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and) 534,965 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"), of which 375,603 shares are designated "Series Seed Preferred Stock" and 159,3623 shares are designated "Series Seed I Preferred Stock".

Common Stock

General
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

Voting

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders but excluding matters that relate solely to the terms of a series of Preferred Stock.

Holders of Common Stock voting exclusively as a separate class are entitled to elect three directors of the company.

Preferred Stock

The Series Seed Preferred Stock and Series Seed I Preferred Stock enjoy substantially similar rights, preferences, and privileges.

Dividends

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company.

Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to:

- liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following:
    - amend, alter or repeal any provision of the Bylaw
    - amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock
    - create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock
    - certain reclassifications and amendments of existing securities
    - certain redemptions or payment of dividends
    - increase or decrease the number of directors
    - authorization of certain debt

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is

35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends. combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

 All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

- The number of directors remains five
- The board composition should be as follows:
    - One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.
    - One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, , a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.
    - Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.
    - The initial designees shall by Fong Wa Chung (Akuna) and David Wieland (Motivate)
    - Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original desginees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

- To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;
- If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;
- To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.
- In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.
- In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rara portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.
- A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022. Under the terms of this agreement,

Registration Rights

- Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed$15,000,000. This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.
- Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.
- The Company's CEO may defer taking action in response such requests in good faith provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

- Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.
- Unaudited statements of income and cash flows for the first three fiscal quarter of each fiscal year, delivered within 45 days after the end of each quarter.
- If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully

diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.

- At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.
- Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

- Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;
- Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;
- Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;
- Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;
- Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;
- Change the principal place of business, enter new lines of business or exit the current line of business;
- otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any erson that is not a wholly owned subsidiary of the Company);
- Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and
- Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to mangagement. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who ho are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

WHAT IT MEANS TO BE A MINORITY HOLDER

As an investor in membership interests in SAFE notes of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

TRANSFERABILITY OF SECURITIES

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

TRANSFER AGENT

The company the company has not currently engaged a tranfer agent; however, intends to do so in the future.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The company is selling membership interests in a SAFE note with a 10% discount on a future round. The price of any such future round will be determined based on some of the factors listed above in "Valuation". For instance if the next round would be Series A round, the price could be determined with negotiations with the institutional VC partner.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://www.investinsweater.com/reports.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.investinsweater.com/.